Exhibit 99.2

GOVERNMENT GAZETTE

OF THE HELLENIC REPUBLIC

ISSUE A’	Bulletin No. 165

5 December 2015

Cabinet Act

No. 44 dated 05.12.2015

Amendment to the Cabinet Act No. 11/11.04.2014 on the “Provisions on issues pursuant to paragraph 11 of article 6A of Greek law 3864/2010 (Government Gazette, Issue A’ 119), as added by virtue of subparagraph A3 of paragraph A of article 2 of Greek law 4254/2014 (Government Gazette, Issue A’ 85)” (Government Gazette, Issue A’ 90).

THE CABINET

Taking into account:

1) The provisions of:

(a) article 82 paragraph 2 of the Greek Constitution;

(b) paragraphs 6, 11 and 12 of article 6A of Greek law 3864/2010 on the “Establishment of the Hellenic Financial Stability Fund” (Government Gazette, Issue A’ 119), as amended pursuant to article 1 of Greek law 4340/2015 on “The recapitalization framework of credit institutions and other provisions of the Ministry of Finance” (Government Gazette, Issue A’ 134) and in force;

(c) Cabinet Act No. 11/11.04.2014 on the “Provisions on issues pursuant to paragraph 11 of article 6A of Greek law 3864/2010 (Government Gazette, Issue A’ 119), as added by virtue of subparagraph A3 of paragraph A of article 2 of Greek law 4254/2014 (Government Gazette, Issue A’ 85)” (Government Gazette, Issue A’ 90);

(d) article 90 of the Codified Legislation on the Government and the Governmental Bodies (Presidential Decree no. 63/2005, Government Gazette, Issue A’ 98).

2) The fact that, pursuant to paragraph 6 of article 6A of Greek law 3864/2010, the measures referred to in paragraphs 1 to 4 of article 6A constitute reorganization measures, as defined in article 2 of the 2001/24/EC Directive of the European Parliament and Council dated 4 April 2001 on the reorganization and winding up of credit institutions, which has been transposed into Greek law by Greek law 3458/2006 on “The reorganization and winding up of credit institutions and other provisions” (Government Gazette, Issue A’ 94).

3) The fact that, in order for the financial burden of the rescue of a credit institution, which is considered to be viable by the competent authority, not to be solely and in principle borne by the tax payers, and that before granting to a bank any form of state aid, either for recapitalization purposes or as a measure of support of impaired assets, the bank itself must have exhausted any possible measure to strengthen its equity.

4) The necessity to amend Cabinet Act No. 11/11.04.2014, in order to be in compliance with the provisions of article 6A of Greek law 3864/2010, as amended by virtue of Greek law 4340/2015 and Greek law 4346/2015 on “Urgent measures on the implementation of the Fiscal Targets and Structural Reforms Agreement and other provisions” (Government Gazette, Issue A’ 152) and in force.

5) The proposal of the Minister of Finance.

6) The fact that no financial burden is caused to the State’s budget in relation to the issuance of this Act;

Hereby decides:

Cabinet Act No. 11/11.04.2014 on the “Provisions on issues pursuant to paragraph 11 of article 6A of Greek law 3864/2010 (Government Gazette, Issue A’ 119), as added by virtue of subparagraph A3 of paragraph A of article 2 of Greek law 4254/2014 (Government Gazette, Issue A’ 85)” (Government Gazette, Issue A’ 90) is replaced, as follows:

Article 1

1.              Prior to its recommendation to the Cabinet in order for the latter to take the measures set out in article 6A of Greek law 3864/2010, the Bank of Greece may appoint, pursuant to paragraph 4 of article 6A of Greek law 3864/2010, a valuer, who shall be independent from any public authority, and assign to him the valuation of the assets and liabilities of the credit institution in a reasonable and realistic manner. Such valuer cannot be the existing statutory auditor of the credit institution in question or have any other status entailing conflict of interests that could affect his independence. If another independent valuation of the credit institution in question is already ongoing by an independent auditor who has been appointed by the Bank of Greece for another reason, the latter’s valuation may be used for the purposes of the aforementioned valuation of paragraph 4 of article 6A of Greek law 3864/2010. Such valuation is incorporated in the recommendation of the Bank of Greece to the Cabinet.

2.              In case that the abovementioned valuation by the independent valuer cannot be performed in time, such valuation is conducted by the Bank of Greece based on a conservative approach.

3.              The valuation is taken into account in order to determine the need and the extent of application of the measures provided for in paragraph 2 of article 6A of Greek law 3864/2010.

4.              The valuation does not take into account any state capital support that will be granted following the publication of the Cabinet Act provided for in article 6A of Greek law 3864/2010 onwards.

Article 2

1.              The capital instruments and liabilities that are subject to conversion pursuant to article 6A of Greek law 3864/2010, are converted into common shares of the credit institution in question, at the amount resulting from the valuation provided for by article 1 divided by the offer price of the new common shares, as referred to under paragraph 3 and rounded down to the nearest whole number of shares.

2.              No amount shall be paid in cash for the fractions of common shares arising from the aforementioned calculation (before rounding down).

3.              The offer price of the common share is based on the value to which the implementation of paragraph 5 of article 7 of Greek law 3864/2010 in the context of the share capital increase process of the credit institution has resulted.

Article 3

1.         If the applicable measure is the decrease of the nominal value of the shares, such decrease is effected pursuant to the provisions of Greek codified law 2190/1920, in conjunction with the share capital increase that is resolved by the general meeting of shareholders of the credit institution.

2.         If the applicable measure is the decrease of the nominal value of the subordinated liabilities or the unsecured senior liabilities non-preferred by mandatory provisions of law, such decrease is considered to have taken place upon issuance of the Cabinet Act provided for by paragraph 1 of article 6A of Greek law 3864/2010.

3.         In the event of conversion, such conversion takes place simultaneously with the publication of the aforementioned Cabinet Act and the new common shares to be issued are allocated to the beneficiaries in the manner provided for by article 2 of this Cabinet Act.

4.         For the proper delivery of such shares to their owners, the credit institution informs the beneficiaries about the completion of the conversion and the actions to which they must proceed in order to receive their shares.

Article 4

For the purposes of the conversion or write down, as the case may be, of the liabilities falling within the scope of paragraphs 1 and 3 of article 6A of Greek law 3864/2010, the recommendation by the Bank of Greece and the Cabinet Act provided for in paragraph 1 of article 6A of Greek law 3864/2010, include a detailed list of the abovementioned liabilities and determine their submission to the measures provided for by article 6A of Greek law 3864/2010.

Article 5

1.         For the valuation conducted in accordance with paragraph 9 of article 6A of Greek law 3864/2010, the Bank of Greece shall appoint a valuer who is independent from any public authority, including the Ministry of Finance and the Bank of Greece, in order to ensure the performance of a fair and objective valuation of the assets and liabilities of the credit institution.

2.         The valuation provided for in paragraph 9 of article 6A of Greek law 3864/2010 reflects:

a)                                      The treatment that the capital instruments and liabilities falling within the scope of paragraphs 1 and 3 of article 6A of Greek law 3864/2010 would have should the credit institution was placed under special liquidation immediately before the issuance of the Cabinet Act provided for by paragraph 1 of article 6A of Greek law 3864/2010.

b)                                      The treatment of the abovementioned capital instruments and liabilities on the basis of the Cabinet Act provided for by paragraph 1 of article 6A of Greek law 3864/2010.

c)                                       Whether there is any differentiation between items (a) and (b) above.

3.         The said valuation:

a)                                      is based on the assumption that the credit institution would be placed under special liquidation proceedings immediately before the issuance of the Cabinet Act provided for by paragraph 1 of article 6A of Greek law 3864/2010;

b)                                      is based on the assumption that the abovementioned Cabinet Act would not have been issued;

c)                                       does not take into consideration any state capital support or emergency liquidity assistance provided to the credit institution.

Article 6

In case that, following the application of the measures of the Cabinet Act provided for by paragraph 1 of article 6A of Greek law 3864/2010, the holders of the capital instruments and liabilities that are subject to the measures of article 6A of the same law, prove that they are entitled to compensation, pursuant to paragraph 8 of the same article, the Greek State, following the payment of any such compensation, has the right to seek the compensation that has been paid from the banking system.

This Act shall be published on the Government Gazette.

THE PRIME MINISTER

THE CABINET MEMBERS

Exact Copy

The General Secretary of the Government

MICHAEL KALOGIROU